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Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charge & Preferred Stock Dividends

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations	$74,472	$106,101	$62,159	$40,544	$24,021
Add: JV cash distributions	525,372	128,305	112,540	200,857	193,144
Interest	279,990	255,072	94,799	75,819	61,197
Amortization of loan costs expensed	6,436	15,893	4,424	4,461	3,274
Portion of rent expense representative of interest	24,346	23,276	17,850	16,915	12,788

Total earnings	$910,616	$528,647	$291,772	$338,596	$294,424

Fixed Charges and Preferred Stock Dividends
Interest	$279,990	$255,072	$94,799	$75,819	$61,197
Preferred stock dividends	19,875	19,875	19,875	19,875	16,258
Interest capitalized	(179)	5,118	8,529	6,849	433
Portion of rent expense representative of interest	24,346	23,276	17,850	16,915	12,788
Amortization of loan costs expensed	6,436	15,893	4,424	4,461	3,274

Total Fixed Charges and Preferred Stock Dividends	$330,468	$319,234	$145,477	$123,919	$93,950

Ratio of earnings to combined fixed charges and preferred stock dividends	2.76	1.66	2.01	2.73	3.13

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  Exhibit 12.1
SL Green Realty Corp. Ratio of Earnings to Fixed Charge & Preferred Stock Dividends